Publication: South China Morning Post **Date:** 13 Aug 03
Page: Classified 2 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

FIRST HALF 2003 RESULTS OF METRO PACIFIC CORPORATION

The following is a reproduction of a press release, issued pursuant to paragraph 2 of the Listing Agreement by First Pacific Company Limited for information purpose only, released in the Philippines by Metro Pacific Corporation, a subsidiary of First Pacific Company Limited, in accordance with the requirements of the Philippine Stock Exchange.

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED DEFICIT

(Unaudited)

For the period ended 30 June	Six months		Three months	
(In thousand pesos)	2003	2002	2003	2002
Revenues	2,037,471	3,160,196	1,301,599	1,471,516
Cost of sales	(1,523,318)	(2,281,991)	(942,471)	(944,517)
Operating expenses	(370,968)	(490,707)	(227,426)	(227,036)
Operating profit	143,185	387,498	131,702	299,963
Share in net losses of associated companies	(60,287)	(494,440)	18,828	(233,674)
Financing charges, net	(443,234)	(803,402)	(292,346)	(371,264)
Loss before other expense	(360,336)	(910,344)	(141,816)	(304,975)
Other income/(expense), net	450,358	(7,216,006)	285,136	(7,219,268)
Profit/(loss) before taxation	90,022	(8,126,350)	143,320	(7,524,243)
Taxation	30,041	(85,930)	33,342	(72,641)
Profit/(loss) after taxation	120,063	(8,212,280)	176,662	(7,596,884)
Outside interests	(26,160)	136,771	(23,729)	42,720
Profit/(loss) for the period	93,903	(8,075,509)	152,933	(7,554,164)
Accumulated deficit				
Beginning of period	(26,208,103)	(14,330,139)	(26,267,133)	(14,879,777)
Dividends accrued on preferred shares	–	(59,227)	–	(30,934)
End of period	(26,114,200)	(22,464,875)	(26,114,200)	(22,464,875)
Earnings/(loss) per share (in centavos)				
Basic	0.50	(43.73)	0.82	(40.77)
Weighted average number of shares in issue (in thousands)				
Basic	18,603,473	18,603,473	18,603,473	18,603,473

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at (In thousand pesos)	30 June 2003	31 December 2002*	30 June 2002*
ASSETS			
Current assets			
Cash and cash equivalents	308,208	219,656	222,701
Receivables, net	2,544,882	2,480,052	2,462,783
Due from associated companies	3,768,752	4,481,978	4,244,629
Inventories, net	46,663	34,354	45,990
Development properties	2,895,958	3,149,066	4,560,136
Deferred tax asset – net	71,900	166,705	218,156
Prepayments and other current assets	617,091	650,986	659,077
Total current assets	10,253,454	11,182,797	12,413,472
Long-term receivables	124,342	116,343	127,728
Investments in associated companies	2,604,102	6,515,613	8,669,194
Property and equipment	3,108,320	2,941,647	2,909,812
Other assets	600,391	362,605	274,781
Total assets	16,690,609	21,119,005	24,394,987
LIABILITIES AND EQUITY			
Current liabilities			
Loans and notes payable	2,742,458	7,568,300	7,526,641
Current portion of long-term debts	1,784,156	1,838,252	2,198,982
Current portion of long-term liabilities and provisions	316,241	270,983	270,431
Accounts payable and accrued expenses	6,472,915	5,952,142	4,642,900
Income tax payable	0	0	24,569
Total current liabilities	11,315,770	15,629,677	14,663,523
Long-term debts	3,068,634	3,202,250	3,086,290
Long-term liabilities and provisions	444,928	513,230	1,132,088
Outside interests	709,869	716,343	712,353
Equity			
Stockholders' equity			
Capital stock	18,605,974	18,605,974	18,605,974
Additional paid-in capital	9,692,634	9,692,634	9,692,634
Treasury stock	(1,033,000)	(1,033,000)	(1,033,000)
Accumulated deficit	(26,114,200)	(26,208,103)	(22,464,875)
Total stockholders' equity	1,151,408	1,057,505	4,800,733
Total liabilities and equity	16,690,609	21,119,005	24,394,987

* *Comparative figures were restated to conform with the 2003 presentation in connection with the deconsolidation of BLC and FBDC from the Group accounts following the sale of the controlling interest (50.4%) in BLC to third-parties in April 2003.*

Highlights

- 2003 first-half net profit of Pesos 93.9 million versus loss of Pesos 8.1 billion for same period in 2002
- Earnings per share of Centavos 0.50 for first-half 2003 versus per share loss of Centavos 43.73 for first-half 2002
- Successfully addressed 92.2 percent, or Pesos 11.9 billion, of original Pesos 12.9 billion in parent company debts
- Improving performance across Group businesses; outlook positive for sustaining profitability throughout 2003

Metro Pacific Corporation ("Metro Pacific") today announced an unaudited net profit of Pesos 93.9 million for the first six months of 2003. The Group's return to profitability resulted from improved subsidiary performance; reversal of certain prior period provisions due to a positive outlook for the Group's businesses; and one-time gains resulting from various dacion-en-pago transactions effected by former subsidiary Bonifacio Land Corporation ("BLC").

Metro Pacific's performance for the first half of 2003 is a significant reversal from the Pesos 8.1 billion loss reported for the same period in 2002, which largely comprised provisions of Pesos 7.2 billion, and made against impending losses from the anticipated sale of shares in BLC.

Consolidated Results

Metro Pacific recorded consolidated net revenues of Pesos 2.0 billion for the first six months of 2003, compared with revenues of Pesos 3.2 billion for the same period last year. 2002 first-half revenues included the sale by BLC subsidiary Fort Bonifacio Development Corporation ("FBDC") of a 5-hectare property inside the Bonifacio Global City. Consolidated cost-of-sales were reduced by 33.2 percent during the first half of 2003 to Pesos 1.5 billion from Pesos 2.3 billion for the first half of 2002, reflecting the deconsolidation of BLC/FBDC from Group accounts. Operating expenses stood at Pesos 371.0 million in 2003 compared to Pesos 490.7 million in 2002, also reflecting the deconsolidation of BLC/FBDC. Successful debt reduction exercises and the deconsolidation of BLC/FBDC reduced financing charges by 44.8 percent, to Pesos 443.2 million in 2003 versus Pesos 803.4 million in 2002. Net non-recurring gains of Pesos 450.4 million was also recorded during the first six months of 2003, the result of various dacions effected by BLC to repay third-party debts and reversal of prior period provisions made against certain subsidiary investments, given the enhanced outlook for these businesses.

Earnings per share stood at Centavos 0.50 for the six months ended 30th June 2003, based on 18,603,473,157 shares in issue, a significant improvement over the Centavos 43.73 loss per share for the same period last year.

Debt Reduction and Restructuring Continues

As of 30th June 2003, Metro Pacific had successfully repaid, reached agreements in principle or advanced discussions addressing 92.2 percent, or Pesos 11.9 billion, of all outstanding parent company debts totaling Pesos 12.9 billion. Metro Pacific anticipates it will achieve the successful resolution of its remaining Pesos 1.0 in parent company debts by the end of 2003.

Operational Review

Landco Pacific Corporation ("Landco") reported an unaudited net profit of Pesos 14.1 million on higher revenues of Pesos 305.9 million for the first half of 2003, compared with a net profit of Pesos 16.0 million on revenues of Pesos 190.0 million for the same period last year. The marginal reduction in net profit was due to development costs related to the expansion of various real estate projects such as Leisure Farms and Punta Fuego; however, successful market acceptance of these projects resulted in higher revenues during the period. Landco anticipates a 100.0 percent sell-out of its Las Terrazas de Punta Fuego and Leisure Farms projects by end 2003, and is scheduled to open its third large regional shopping center, in Lucena City, during the fourth quarter of the year.

Pacific Plaza Towers ("PPT") reported an unaudited net profit of Pesos 7.3 million for the period, on revenues of Pesos 246.1 million, resulting from new unit sales. The net profit and improvement in sales performance compares favorably to PPT's first half 2002 net loss of Pesos 38.2 million on revenues of Pesos 125.2 million.

Negros Navigation Company ("Nenaco") reported an unaudited net profit of Pesos 62.7 million for the first half of 2003, a 19.4 percent improvement over the Pesos 52.5 million in net income reported for the same period last year. This was due to reduced overhead expenses, tax charges and stable performance from its passage and freight shipping divisions. Revenues for the first half of 2003 stood at Pesos 1.31 billion, a slight reduction from the Pesos 1.37 billion in revenues for the period in 2002, while overhead expenses were reduced by 10.5 percent, to Pesos 129.5 million in 2003 compared with Pesos 144.7 million in 2002. Operating costs rose marginally, to Pesos 1.1 billion for the first half of 2003 versus Pesos 975.0 million for the same period last year, due to increased terminal operating costs and larger marketing and promotional expenditures.

Comments and Outlook

"We are pleased with Metro Pacific's return to profitability, the result of achieving significant debt reduction progress, reducing expenses, and improving the performance of our individual business units. We believe the outlook for our property and shipping businesses remains positive, and thus expect to sustain our profitability throughout the rest of the year," said Jose Ma. Lim, President and CEO.

"Since late 2001, Metro Pacific's revitalized management has undertaken difficult decisions in implementing their debt workout and business restructuring, requiring considerable understanding from the Company's creditors, investors and business partners, as well as sacrifice and hard work of every Group employee. On behalf of the Board of Directors, we thank all of Metro Pacific's stakeholders for their commitment to the future of the Company," commented Manuel V. Pangilinan, Chairman of the Board of Directors.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director

12th August 2003